

April 20, 2009

Mr. Ronald D. Sloan
Chief Executive Officer
Can Cal Resources Ltd.
2500 Vista Mar Drive
Las Vegas, Nevada 89128

Re: **Can Cal Resources Ltd.**
         Item 4.01 Form 8-K
         Filed March 24, 2009
         File No. 0-26669

Dear Mr. Sloan:

       We have completed our review of your filing and do not, at this time, have any further comments.

                   Sincerely,

                   Karl Hiller
                   Branch Chief